Reliance
Industries Limited

RECEIVED
2008 OCT 27 A 10:44

October 23, 2008

File No.82-3300

Securities Exchange Co[redacted]
Division of Corporation Finan
Office of International Corpor
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

08005577

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31 & Clause 41	October 22, 2008	Copies of public notices published in English daily newspaper, viz., "The Times of India" and daily newspaper published in Marati language, viz., "Maharashtra Times".
2	Clause 41	October 23, 2008	Unaudited Financial Results for the quarter/ half year ended September 30, 2008
3	Clause 41	October 23, 2008	Media Release on Unaudited Financial Results for the quarter/half year ended September 30, 2008
4	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	October 23, 2008	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended September 30, 2008

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
OCT 27 2008
THOMSON REUTERS

10/27

Reliance
Industries Limited

October 22, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Board Meeting

Further to our letter dated October 15, 2008 on the above subject, we send herewith three (3) copies each of the public notices issued in "Times of India", all India Edition, in English language and in "Maharashtra Times" in Marati language. Please note that the said notices have appeared in the respective newspapers on October 16, 2008.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

THE TIMES OF INDIA, MUMBAI
THURSDAY, OCTOBER 16, 2008

Reliance
Industries Limited
Growth is Life

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE

Pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges, Notice is hereby given that a meeting of the Board of Directors of the Company will be held on Thursday, October 23, 2008, inter alia, for approving the Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2008.

For Reliance Industries Limited
sd/-
S. Sudhakar
Vice President – Corporate Secretarial

Mumbai
Dated October 15, 2008

www.ril.com

महाराष्ट्र टाइम्स

मुंबई, गुरुवार १६ ऑक्टोबर २००८

Reliance

Industries Limited

Growth is Life

नोंदणीकृत कार्यालय : ३रा मजला, मेकर चेंबर्स ४, २२२, नरिमन पॉइन्ट, मुंबई-४०० ०२१.

सूचना

स्टॉक एक्स्चेंजस बरोबरच्या लिस्टिंग करारातील कलम ४१ नुसार, ह्याद्वारे सूचना देण्यात येत आहे की इतर मुद्यांबरोबर, ३० सप्टेंबर २००८ रोजी संपलेल्या तिमाहीचे/सहामाहीचे कंपनीचे अलेखापरिक्षित वित्तीय परिणाम मंजूर करण्यासाठी कंपनीच्या संचालक मंडळाची बैठक गुरुवार, २३ ऑक्टोबर, २००८ रोजी आयोजित करण्यात आली आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता

सही/-

एस्.सुधाकर

व्हाईस प्रेसिडेंट-कॉर्पोरेट सेक्रेटरिअल

मुंबई

दिनांक : १५ ऑक्टोबर, २००८

www.ril.com

Reliance
Industries Limited

October 23, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Fax No: 2272 3121 / 2272 2037

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter/ half year ended September 30, 2008

In continuation of our letter dated October 15, 2008, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/half year ended September 30, 2008, duly approved by the Board of Directors of the Company at its meeting held today.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2008

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 30th Sept		Half Year Ended 30th Sept		Year Ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	46,113	33,402	89,163	64,692	139,269
	Less: Excise Duty / Service Tax Recovered	1,326	1,359	2,797	3,125	5,826
2.	**Net Turnover**	**44,787**	**32,043**	**86,366**	**61,567**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	(1,583)	(920)	(4,190)	(42)	1,867
	b) Consumption of raw materials	34,978	21,872	68,505	41,046	90,304
	c) Purchases	1,137	2,402	1,727	3,238	6,008
	d) Staff cost	588	471	1,239	967	2,119
	e) Depreciation	1,264	1,129	2,415	2,254	4,847
	f) Other expenditure	3,193	2,437	6,490	4,904	9,839
	g) Total Expenditure	**39,577**	**27,391**	**76,186**	**52,367**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**5,210**	**4,652**	**10,180**	**9,200**	**18,459**
5.	Other Income	151	168	377	365	895
6.	**Profit before interest and exceptional items**	**5,361**	**4,820**	**10,557**	**9,565**	**19,354**
7.	Interest and Finance Charges	437	257	731	552	1,077
8.	Exceptional Item	-	-	-	-	4,733
9.	**Profit before tax**	**4,924**	**4,563**	**9,826**	**9,013**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	577	527	1,144	1,044	**2,652**
11.	Provision for Deferred Tax	225	199	450	502	900
12.	**Net Profit after tax**	**4,122**	**3,837**	**8,232**	**7,467**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**4,122**	**3,837**	**8,232**	**7,467**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,454	1,394	1,454	1,394	**1,454**
15.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	-	60	-	60	-
16.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
17.	**Earnings per share (of Rs. 10)**					
	Basic	28.4	26.4	56.6	51.4	133.9
	Diluted	28.4	26.4	56.6	51.4	133.9
18.	**Earnings per share (of Rs. 10) [excluding exceptional item]**					
	Basic	28.4	26.4	56.6	51.4	105.0
	Diluted	28.4	26.4	56.6	51.4	105.0
19.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**					
	- Number of Shares (in crores)	80.25	68.31	80.25	68.31	70.69
	- Percentage of Shareholding (%)	55.20	49.02	55.20	49.02	48.63

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 798 crore (US$ 170 million) for the half year ended 30th September 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

3. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the half year ended 30th September 2008 would have been lower by Rs. 1,138 crore (US$ 242 million). The net profit after tax for the six quarters from 1st April 2007 to 30th September 2008 would have been lower by Rs. 1,108 crore (US$ 236 million) on account of cumulative effect of the above treatment.

4. During the quarter ended 30th September 2008, Reliance Chemicals Private Limited, Reliance Polyolefins Private Limited, Reliance Energy and Project Development Private Limited, Reliance Polymers (India) Private Limited, Reliance Universal Enterprises Private Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance One Enterprises Private Limited and Reliance Aromatics and Petrochemicals Private Limited have become subsidiaries of the Company.

5. Provision for Current Tax for the half year ended 30th September 2008 includes provision for Fringe Benefit Tax of Rs. 32 crore (US$ 6.8 million).

6. There were no investors' complaints pending as on 1st July 2008. All the 2,[illegible] complaints received during the quarter ended 30th September 2008 were resolved and no complaints were outstanding as on 30th September 2008.

7. The audit committee reviewed the above results. The Board of Directors at its meeting held on 23rd October 2008 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for the half year ended 30th September 2008.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2008

Rs. Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	15,549	12,961	30,420	26,174	53,000
	- Refining	36,393	23,575	68,980	45,903	100,743
	- Oil and Gas	935	598	1,722	1,116	2,702
	- Others	133	203	257	275	778
	Gross Turnover (Turnover and Inter Divisional Transfers)	**53,010**	**37,337**	**101,379**	**73,468**	**157,223**
	Less: Inter Segment Transfers	6,897	3,935	12,216	8,776	17,954
	Turnover	**46113**	**33,402**	**89,163**	**64,692**	**139,269**
	Less: Excise Duty Recovered on Sales	1,326	1,359	2,797	3,125	5,826
	Net Turnover	**44,787**	**32,043**	**86,366**	**61,567**	**133,443**
2.	**Segment Results**					
	- Petrochemicals	1,897	2,025	3,476	3,870	7,113
	- Refining	2,774	2,321	5,814	4,878	10,332
	- Oil and Gas	645	379	1,148	669	1,503
	- Others	9	11	18	22	40
	Total Segment Profit before Interest and Tax	**5,325**	**4,736**	**10,456**	**9,439**	**18,988**
	(i) Interest Expense	(437)	(257)	(731)	(552)	(1,077)
	(ii) Interest Income	97	138	256	273	662
	(iii) Other Unallocable Income Net of Expenditure	(61)	(54)	(155)	(147)	(296)
	((iv) Exceptional Item					4,733
	Profit before Tax	**4,924**	**4,563**	**9,826**	**9,013**	**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]	(577)	(527)	(1,144)	(1,044)	(2,652)
	(ii) Provision for Deferred Tax	(225)	(199)	(450)	(502)	(900)
	Profit after Tax	**4,122**	**3,837**	**8,232**	**7,467**	**19,458**
	Profit after Tax [excluding effect of exceptional item]	**4,122**	**3,837**	**8,232**	**7,467**	**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	34,303	30,585	34,303	30,585	30,758
	- Refining	44,769	38,140	44,769	38,140	42,141
	- Oil and Gas	35,447	15,865	35,447	15,865	26,391
	- Others	6,804	7,148	6,804	7,148	6,447
	- Unallocated Corporate	25,180	16,554	25,180	16,554	20,064
	Total Capital Employed	**146,503**	**108,292**	**146,503**	**108,292**	**125,801**

Notes to Standalone Segment Information for the Quarter / Half Year Ended 30th September 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 23, 2008

Reliance
Industries Limited

October 23, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Fax No: 2272 3121 / 2272 2037

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter/ half year ended September 30, 2008 – Media Release

In continuation of our letter of even date on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ half year ended September 30, 2008 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's website, 'www.ril.com'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Media Release

Reliance
Industries Limited

Mumbai, 23rd October 2008

OIL PRODUCTION STARTED IN RECORD TIME

NET PROFIT OF US$ 1.75 BILLION, INCREASE OF 10%

EXPORTS OF US$ 12.4 BILLION, INCREASE OF 57%

CRUDE PROCESSED 16.34 MILLION TONNES

Reliance Industries Limited (RIL) today reported its financial performance for the half year ended 30th September, 2008. Highlights of the un-audited financial results as compared to the previous period are:

- Turnover increased by 38% to Rs. 89,163 crore (US$ 19.0 billion)
- Exports increased by 57% to Rs. 58,180 crore (US$ 12.4 billion)
- PBDIT increased by 10% to Rs. 12,972 crore (US$ 2.8 billion)
- Cash Profit increased by 9% to Rs. 11,097 crore (US$ 2.4 billion)
- Net Profit increased by 10% to Rs. 8,232 crore (US$ 1.8 million)

KEY BUSINESS DRIVERS

- 36% growth in revenue was due to increase in prices and a 2% growth was due to increase in volumes. Exports were higher by 57% at Rs. 58,180 crore (US$ 12.4 billion).

- RIL share in Tapti block production was 688 MMSCM of natural gas and 46,107 tonnes of condensate, registering a growth of 84% and 106% respectively over the corresponding period of the previous year.

- RIL share in Panna-Mukta block production was 218 MMSCM of natural gas and 202,287 tonnes of crude oil and, a decrease of 28% in each as compared to the corresponding period of the previous year. The decrease in production at Panna-Mukta was due to a shutdown in June

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

2008 in the PPA process platform. Partial production was restored from first week of July 2008 and full pre-shutdown production restored from 31st August 2008.

- The Jamnagar refinery processed 16.34 million tonnes of crude, a utilization rate of 99% as compared to 16.1 million tonnes of crude oil processed during the corresponding period of the previous year. Average refinery utilization was at 83.8% in North America, 83.1% in Europe and 83.5% in the Asia-Pacific region.

- Revenue for the refining and marketing segment increased by 50% from Rs 45,903 crore to Rs 68,980 crore (US$ 14.7 billion) mainly due to high product prices driven by high crude oil prices. Increase in prices accounted for 43% of growth in revenue while higher volumes accounted for 7%. Exports of refined products were at US$ 10.3 billion. This accounted for 11.0 million tonnes of product volume as compared to 10.8 million tonnes for the corresponding period of the previous year.

- Production of petrochemical products increased from 9.8 million tonnes to 10.0 million tonnes, an increase of 2%.

- Consumption of raw materials and purchase of traded goods increased by 59% from Rs 44,284 crore to Rs 70,232 crore (US$ 15.0 billion) mainly on account of higher crude and naphtha prices and lower purchase of traded goods due to reduction in retail marketing of transportation fuels.

- *The capital expenditure for the period was* Rs. 11,401 crore (US$ 2.4 billion) primarily in oil and gas business.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

COMMENTING ON THE RESULTS, MUKESH D. AMBANI, CMD, RELIANCE INDUSTRIES LIMITED SAID:

"It has been an exciting quarter at Reliance Industries. We have started production of oil from the KG basin and soon will emerge as key hydrocarbons major. At Reliance, we are at the final leg of capital expenditure in our key businesses and will see cash flows from these investments in the following quarters. Leading economies across the globe are passing through some unprecedented times. Our businesses are gearing to meet these emerging challenges."

KEY BUSINESS UPDATE

CORPORATE

- On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 equity shares of Rs. 10/- each fully paid up.

- RIL continues to be amongst the 30 fastest climbers in the 2008 list of Global Fortune 500 Companies. RIL's new rankings across various parameters were as follows:
  - Rank 206 based on Sales
  - Rank 103 based on Profits

- RIL has domestic credit ratings of AAA from CRISIL and FITCH. Moody's has reaffirmed Baa2 investment grade rating for RIL's international debt while S&P maintained its rating at BBB.

- RIL has been adjudged winner of the prestigious "Golden Peacock Global Award for Excellence in Corporate Governance 2008".

OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

- Oil production commenced from KG D6 basin on 17th September 2008 with an initial production of 5,000 barrels per day and current production of 10,000 barrels per day. The production is significant due to following -
  - First deepwater production in India
  - First FPSO based development in India
  - One of the fastest green field deep water oil development projects in the world with discovery to production in just over two years

- There were 2 gas discoveries as follows:
  - Discovery B1 in Block KG – VD3
  - One more discovery (Discovery 42) in the KG - D6 Block

- A well drilled in the block KG-D6 has resulted in a discovery (Dhirubhai 42) for the first time in the Pleistocene submarine channel complex play which has a significant area extent in the block particularly in the northern and eastern parts of the block. The discovery was notified to the Government in July'08. RIL has filed an appraisal program for the discovery to evaluate size of the discovery.

- Progress has been made in the development of D1 & D3 fields, in the KG-D6 block, despite adverse weather conditions, complex logistics, tight supply chain market and global shortage of manpower.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

INTERNATIONAL OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

- Reliance expanded its International footprint in Exploration and Production:
  - Executed two Production Sharing Contracts in Kurdistan (Iraq)
  - Acquired acreage in Peru by farming in three on-land blocks, including a block in which Reliance is the operator
  - Reliance farmed out 25% participating interest in block K located in East Timor to Oil India Limited and Indian Oil Corporation Limited
  - Acquired one exploration block (Block 155) in Peru in partnership with Plus Petrol, CNPC and Petro Peru

- The International business comprises of 14 blocks with acreage of about 107,700 square kilometers – 3 in Peru, 3 in Yemen (1 producing and 2 exploratory), 2 each in Oman, Kurdistan and Colombia, 1 each in East Timor and Australia. The average production at the Yemen Block 9 was 5,272 BOPD.

REFINING & MARKETING BUSINESS

As an international refiner, RIL's refining margins were influenced by the divergent margin scenario witnessed by the industry globally. RIL managed to sustain its margins primarily on the back of efficient sourcing of crude oil, ability to produce globally accepted products and flexibility in its crude bucket, product slate and evacuation infrastructure.

RIL incorporated wholly owned subsidiaries in two key global markets viz. London and Singapore, in an effort to tap the emerging opportunities in global markets of petroleum products.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

PETROCHEMICALS BUSINESS

The polymer business witnessed stable production volumes of PP, PE and PVC at 1,654 KT. RIL produced 916 KT of ethylene and 363 KT of propylene, a decrease of 2% each over the corresponding period of the previous year.

Polyester production volume (PFY, PSF and PET) remained stable at 774 KT. RIL has maintained its focus on specialty products which account for 55% each of PSF and PFY production. RIL's polyester intermediates (PX, PTA and MEG) production was stable at 2,354 KT during the period under review.

RELIANCE PETROLEUM LIMITED (RPL)

Reliance Petroleum Limited ("RPL") achieved 97% overall progress with rapid advancement on all implementation fronts of its complex petroleum refinery. Construction is nearing completion and the focus has now shifted from mechanical completion to start up. Several primary and secondary process systems and treatment units have been completed and pre-commissioning & commissioning trials of static and rotary equipments, electrical distribution and instrumentation systems are underway.

RELIANCE RETAIL LIMITED (RRL)

Reliance Retail today operates a total of 816 stores pan India with over 3.8 million square feet of trading space. During the quarter, Reliance Retail launched 2 new formats: Reliance Living Homeware and Reliance Home Kitchens. Continuing with the philosophy of growth through partnerships, in August RRL announced the launch of an exclusive pan India franchise arrangement with 'Hamleys', maker of the finest toys in the world. This month also witnessed Reliance Brands announcing a joint venture with world famous Italian lifestyle brand Diesel.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Media Release

Reliance
Industries Limited

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2008

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 30th Sept		Half Year Ended 30th Sept		Year Ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	46,113	33,402	89,163	64,692	139,269
	Less: Excise Duty / Service Tax Recovered	1,326	1,359	2,797	3,125	5,826
2.	**Net Turnover**	**44,787**	**32,043**	**86,366**	**61,567**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	(1,583)	(920)	(4,190)	(42)	1,867
	b) Consumption of raw materials	34,978	21,872	68,505	41,046	90,304
	c) Purchases	1,137	2,402	1,727	3,238	6,008
	d) Staff cost	588	471	1,239	967	2,119
	e) Depreciation	1,264	1,129	2,415	2,254	4,847
	f) Other expenditure	3,193	2,437	6,490	4,904	9,839
	g) **Total Expenditure**	**39,577**	**27,391**	**76,186**	**52,367**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**5,210**	**4,652**	**10,180**	**9,200**	**18,459**
5.	Other Income	151	168	377	365	895
6.	**Profit before interest and exceptional items**	**5,361**	**4,820**	**10,557**	**9,565**	**19,354**
7.	Interest and Finance Charges	437	257	731	552	1,077
8.	Exceptional Item	-	-	-	-	4,733
9.	**Profit before tax**	**4,924**	**4,563**	**9,826**	**9,013**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	577	527	1,144	1,044	2,652
11.	Provision for Deferred Tax	225	199	450	502	900
12.	**Net Profit after tax**	**4,122**	**3,837**	**8,232**	**7,467**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**4,122**	**3,837**	**8,232**	**7,467**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,454	1,394	1,454	1,394	**1,454**
15.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	-	60	-	60	-
16.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
17.	Earnings per share (of Rs. 10)					
	Basic	28.4	26.4	56.6	51.4	133.9
	Diluted	28.4	26.4	56.6	51.4	133.9
18.	Earnings per share (of Rs. 10) [excluding exceptional item]					
	Basic	28.4	26.4	56.6	51.4	105.0
	Diluted	28.4	26.4	56.6	51.4	105.0
19.	Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]					
	- Number of Shares (in crores)	80.25	68.31	80.25	68.31	70.69
	- Percentage of Shareholding (%)	55.20	49.02	55.20	49.02	48.63

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 798 crore (US$ 170 million) for the half year ended 30th September 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

3. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the half year ended 30th September 2008 would have been lower by Rs. 1,138 crore (US$ 242 million). The net profit after tax for the six quarters from 1st April 2007 to 30th September 2008 would have been lower by Rs. 1,108 crore (US$ 236 million) on account of cumulative effect of the above treatment.

4. During the quarter ended 30th September 2008, Reliance Chemicals Private Limited, Reliance Polyolefins Private Limited, Reliance Energy and Project Development Private Limited, Reliance Polymers (India) Private Limited, Reliance Universal Enterprises Private Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance One Enterprises Private Limited and Reliance Aromatics and Petrochemicals Private Limited have become subsidiaries of the Company.

5. Provision for Current Tax for the half year ended 30th September 2008 includes provision for Fringe Benefit Tax of Rs. 32 crore (US$ 6.8 million).

6. There were no investors' complaints pending as on 1st July 2008. All the 2,020 complaints received during the quarter ended 30th September 2008 were resolved and no complaints were outstanding as on 30th September 2008.

7. The audit committee reviewed the above results. The Board of Directors at its meeting held on 23rd October 2008 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for the half year ended 30th September 2008.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Media Release

Reliance
Industries Limited

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2008

Rs. Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2008		2007		2008		2007		2008 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	15,549		12,961		30,420		26,174		53,000	
	- Refining	36,393		23,575		68,980		45,903		100,743	
	- Oil and Gas	935		598		1,722		1,116		2,702	
	- Others	133		203		257		275		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**53,010**		**37,337**		**101,379**		**73,468**		**157,223**	
	Less: Inter Segment Transfers	6,897		3,935		12,216		8,776		17,954	
	Turnover	**46113**		**33,402**		**89,163**		**64,692**		**139,269**	
	Less: Excise Duty Recovered on Sales	1,326		1,359		2,797		3,125		5,826	
	Net Turnover		**44,787**		**32,043**		**86,366**		**61,567**		**133,443**
2.	**Segment Results**										
	- Petrochemicals	1,897		2,025		3,476		3,870		7,113	
	- Refining	2,774		2,321		5,814		4,878		10,332	
	- Oil and Gas	645		379		1,148		669		1,503	
	- Others	9		11		18		22		40	
	Total Segment Profit before Interest and Tax		**5,325**		**4,736**		**10,456**		**9,439**		**18,988**
	(i) Interest Expense		(437)		(257)		(731)		(552)		(1,077)
	(ii) Interest Income		97		138		256		273		662
	(iii) Other Unallocable Income Net of Expenditure		(61)		(54)		(155)		(147)		(296)
	((iv) Exceptional Item										4,733
	Profit before Tax		**4,924**		**4,563**		**9,826**		**9,013**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(577)		(527)		(1,144)		(1,044)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(450)		(502)		(900)
	Profit after Tax		**4,122**		**3,837**		**8,232**		**7,467**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**4,122**		**3,837**		**8,232**		**7,467**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	- Petrochemicals		34,303		30,585		34,303		30,585		30,758
	- Refining		44,769		38,140		44,769		38,140		42,141
	- Oil and Gas		35,447		15,865		35,447		15,865		26,391
	- Others		6,804		7,148		6,804		7,148		6,447
	- Unallocated Corporate		25,180		16,554		25,180		16,554		20,064
	Total Capital Employed		**146,503**		**108,292**		**146,503**		**108,292**		**125,801**

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Notes to Standalone Segment Information for the Quarter / Half Year Ended 30th September 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Reliance
Industries Limited

October 23, 2008

Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Exchange Plaza Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051
Scrip Code: 500325	Trading Symbol: "RELIANCE EQ"
Fax No: 2272 3121 / 2272 2037	Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Secretarial Audit Report for the quarter ended September 30, 2008

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories. total issued capital and the listed capital for the quarter ended September 30, 2008 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. October 23, 2008.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ 6639 1101-4 / 2287 1099 • VBH : 2287 1606 • FAX 2283 5237
PLOT NO.56 ROAD NO.17, MIDC. MAROL. ANDHERI (E), MUMBAI-400 093. INDIA. ✆ 6672 9999 • FAX : 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2008**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	145 37 87 556	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	145 37 49 478	99.997
12	Held in dematerialised form in CDSL	5 45 91 516	03.755
13	Held in dematerialised form in NSDL	134 19 96 035	92.310
14	Physical	5 72 00 005	03.935
15	Total No. of Shares (12+13+14)	145 37 87 556	

16 Reasons for difference if any, between :

*a) (10 & 11):	Listing permission awaited from the stock exchanges
b) (10 & 15):	NA.
*c) (11 & 15):	Listing permission awaited from the stock exchanges

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
ESOS allotment on 28.07.2008		Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE
ESOS allotment on 29.08.2008	35,739	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE
ESOS allotment on 25.09.2008	38,078	Applied for listing at NSE and BSE	Awaiting for listing approval from NSE and BSE*	YES	YES	In-Principle Approval received from NSE and BSE

* Listing permission received from BSE on 13th October 2008 and NSE on 14th October 2008.

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no. 19 above in the current quarter ? If not, reason why? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	217	22 527	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	18	1 944	Delay in receipt of Physical DRF & Share Certificates from DP.
	125	8 397	Processed Under NOL
	68	4 630	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**428**	**37 498**	
Pending for more than 21 days	2	508	Non - receipt of Physical DRF & Share Certificates from DP
	1	163	Delay in receipt of Physical DRF & Share Certificates from DP and Being Processed Under NOL.
	1	25	Being Processed Under NOL.
Total	**4**	**696**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Vinod M Ambani Tel No : 022 - 2278 5307 Fax No : 022 - 2278 5081
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point, Mumbai - 400 021 Tel.: 022 66391101 Fax.: 022 22856237
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

Vipul Thaker
PARTNER
M. No.: 049523

Mumbai, 15th October 2008

END